APPLICATION TO WITHDRAW REGISTRATION STATEMENT


November 4, 1998

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Filing Desk/Stacey Kramer

     Re:  Application  for  Withdrawal of Form S-3  Registration  Statement No.:
333-56875 (together with all amendments thereof and exhibits thereto, the "Registration Statement") filed by JumboSports Inc. (the "Registrant")

Dear Ms. Kramer:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, JumboSports Inc., (the "Registrant") hereby requests that the above-referenced Registration Statement filed with the Securities and Exchange Commission (the "Commission"), be withdrawn and that the Commission consent to such withdrawal. The Registration Statement related to the proposed distribution of up to 86,600 shares of the Registrant's Common Stock. The Registrant has reached an agreement with Mr. Stephen Bebis, the principal selling shareholder named in the Registration Statement, whereby the Registrant is no longer required to register the Shares. The other selling shareholders named in the Registration Statement do not wish to sell at this time. No offers or sales of the Registrant's Common Stock were made pursuant to the Registration Statement.

     If you have any questions regarding this filing, please do not hesitate to contact David C. Shobe of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., counsel to the Registrant, at (813) 222-1123.

                                             Very truly yours,


                                             /s/ Jerry A. Kollar
                                             VP - Controller